September 22,
2025

Zhu Youyi
Chief Financial Officer
China Natural Resources, Inc.
Room 2205, 22/F, West Tower, Shun Tak Centre
168-200 Connaught Road Central, Sheung Wan, Hong Kong

        Re: China Natural Resources, Inc.
            Form 20-F for the Fiscal Year Ended December 31, 2024
            FIled May 15, 2025
            File No. 000-26046
Dear Zhu Youyi:

        We issued comments to you on the above captioned filing on August 7, 2025. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by October 6, 2025.

         If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

      Please contact Brian McAllister at 202-551-3341 or Shannon Buskirk at 202-551-
3717 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Energy
& Transportation